UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER  401(k) PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2019 and 2018

CLEARWATER PAPER 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee and Plan Participants
Clearwater Paper 401(k) Plan
Spokane, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Clearwater Paper 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2019 and schedule of delinquent participant contributions (supplemental information) for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2013.

Minneapolis, Minnesota
June 29, 2020

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$231,040,129	$198,166,897

Receivables:
Notes receivable from participants	7,113,406	5,522,221
Employer contribution	151,120	118,859
Other receivable	1,582	—
Total receivables	7,266,108	5,641,080

Net assets available for benefits	$238,306,237	$203,807,977

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$37,423,245	$(16,654,390)
Dividend income	2,864,773	2,731,257
Total investment income (loss)	40,288,018	(13,923,133)

Interest income on notes receivable from participants	279,761	206,133

Contributions:
Employee (including rollovers)	12,005,903	11,143,562
Employer	9,686,134	9,346,330
Total contributions	21,692,037	20,489,892

Total additions	62,259,816	6,772,892

Deductions:
Benefits paid to participants	31,024,837	37,439,776
Administrative expenses	224,240	168,150
Total deductions	31,249,077	37,607,926

Net increase (decrease) in net assets available for payments of benefits before transfers	31,010,739	(30,835,034)

Transfers from other plans:
Net transfers from other Clearwater Paper plan	3,487,521	682,262

Net increase (decrease) in net assets available for payments of benefits	34,498,260	(30,152,772)

Net assets available for benefits:
Beginning of year	203,807,977	233,960,749
End of year	$238,306,237	$203,807,977
The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

(1)	Description of Plan
The following is a general description of the Clearwater Paper 401(k) Plan (the Plan). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

(a)	General
The Plan is a defined contribution plan. The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was restated effective January 1, 2015 and most recently amended effective December 2, 2019.

(b)	Plan Sponsor and Administration
Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held in trust by the Plan's trustee and recordkeeper. During the years ended December 31, 2019 and 2018, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, Fidelity) served as the trustee and recordkeeper.

(c)	Eligibility and Contributions
All eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (collectively, the Company), as well as eligible employees who complete six consecutive months of employment with the Company.
Each year, participants may contribute up to 75% of their pre-tax or after-tax per pay period earnings as defined by the Plan, subject to the IRC limitations. Individuals who are age 50 or older, and who contribute the maximum federal limit, are eligible to make additional catch-up contributions. Participants may also contribute amounts representing roll over distributions from certain other retirement plans.
The Plan has an automatic enrollment feature. If automatically enrolled, the participant's deferral is set at 3% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. The Company currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.
Eligible participants receive a Supplemental employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions, as well as earnings thereon. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies, common collective trusts, and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan, or making other payments, and not electing otherwise is invested in a designated qualified default investment alternative, which is the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings as well as the Supplemental employer contributions. A participant’s interest in their matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	0.0%
2 or more	100.0%
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates for reasons other than death or disability.
Forfeitures of the non-vested portion of the participants account may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2019 and 2018, unallocated forfeitures totaled approximately $50,300 and $122,500, respectively. During 2019 and 2018, forfeitures totaling approximately $170,100 and $221,100, respectively, were used to reduce employer contributions and pay certain Plan expenses.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in their account, as an installment payment (in such manner as permitted by the recordkeeper), roll their account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, the participant will automatically receive the value of the vested interest in their account as a lump sum cash distribution, unless the participant elects otherwise. The participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Under certain circumstances and from certain sources, the Plan allows for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company.

(i)	Plan and Administrative Expenses
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Fidelity is considered a party-in-interest, and transactions conducted with Fidelity or an affiliate or related party are considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2019 and 2018, the Plan held 419,018 and 349,550 shares of common stock of Clearwater Paper, with a fair value of $8,950,220 and $8,518,525. No dividend income from the common stock of Clearwater Paper was recorded during the years ended December 31, 2019 and 2018.

(k)	Net Transfers from Other Clearwater Paper Plan

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

Net transfers from the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year to the Plan from the other 401(k) plan sponsored by the Company as a result of the participants changing employment status within the Company.

(l)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.
(m) Reclassification
Certain amounts in the 2018 financial statements have been reclassified to conform with the 2019 presentation. These reclassifications do not affect new assets available for benefits as previously reported.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, or GAAP.

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3, "Fair Value Measurements" for a discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(d)	Benefit Payments
Benefits are recorded when paid.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

(e)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan.

(f)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.
(3) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3
Valuations based on models where significant inputs are not observable. Unobservable inputs are used when little or no market data is available and reflect the Plan’s own assumptions about the assumptions market participants would use.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment company funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

Common and collective trusts (CCTs) - Investments in CCTs are valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$62,855,780	$—	$—	$62,855,780
Common stock	8,950,220	—	—	8,950,220
Common and collective trusts	—	159,219,937		159,219,937
Interest bearing cash	14,192	—	—	14,192
Total investments at fair value	$71,820,192	$159,219,937	$—	$231,040,129

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$51,125,294	$—	$—	$51,125,294
Common stock	8,518,525	—	—	8,518,525
Common and collective trusts	—	138,500,119	—	138,500,119
Interest bearing cash	22,959	—	—	22,959
Total investments at fair value	$59,666,778	$138,500,119	$—	$198,166,897
(4) Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2019 and 2018, are shares of Clearwater Paper Corporation common stock amounting to 3.87%, and 4.30% of total investments, for each respective period.
(5) Tax Status

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2019 and 2018

The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.
(6) Non-exempt Transactions

For the years ended December 31, 2019 and 2018, the Plan Administrator did not remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor (DOL). This is deemed a prohibited transaction in accordance with ERISA and the IRC. For the 2019 and 2018 plan years, the Plan Administrator is in the process of correcting the prohibited transactions. The Plan Administrator will deposit lost earnings on those amounts as part of a submission under the DOL’s Voluntary Fiduciary Correction Program and in accordance with prescribed guidelines issued by the DOL. In addition, the Company intends to file Form 5330 with the IRS and pay the appropriate excise tax.
(7) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$238,306,237	$203,807,977
Loans in deemed distributed status	(110,525)	(106,030)
Employer contribution receivable	(151,120)	—
Net assets available for benefits per the Form 5500	$238,044,592	$203,701,947
The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the year ended December 31, 2019:

2019
Net increase in net assets available for benefits prior to transfers per the financial statements	$31,010,739
Change in deemed distributed loans	(4,496)
Employer contribution receivable	(151,120)
Total net income per the Form 5500	$30,855,123

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$14,651,805
	Vanguard Funds	Vanguard Institutional Index Fund	20,068,696
	Alliance Bernstein	Alliance Bernstein Discovery Value	5,438,791
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	5,806,852
	Dodge & Cox Funds	Dodge & Cox International Fund	4,214,547
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	6,629,544
	Vanguard Funds	Vanguard Total International Stock Index Fund	5,010,300
	DFA	DFA Emerging Markets Core Equity	862,551
	Principle Funds	PIF Diversified Real Asset I	172,694
			62,855,780
	Common and Collective Trusts:
	Wells Fargo	Wells Fargo Stable Value Fund	21,102,290
	Macquarie	Macquarie Smid Cap Growth Trust	19,186,002
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	17,063,081
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	17,452,601
	Winslow	Winslow Large Cap Growth Fund	15,538,895
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	14,895,132
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	11,088,946
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	10,421,519
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	8,236,454
	Loomis	Loomis Sayles Core Plus Fixed Income	4,946,277
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	6,663,221
	Artisan Funds	Artisan International Growth Fund	3,959,693
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	4,854,404
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	2,100,193
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	1,380,304
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	311,027
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	19,898
			159,219,937
	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	8,950,220
	Other:
*	Fidelity	Interest bearing cash account	14,192
*	Participant Loans	Interest rates from 3.25% to 5.50%, maturing through March 2044	7,002,881
	Total		$238,043,010
*Represents a party-in-interest at December 31, 2019.
Cost is omitted for participant directed investments.

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year ended December 31, 2019

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:࿽			$4,191	—

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper 401(k) Plan

By	/s/ Rebecca A. Barckley
Rebecca A. Barckley
Vice President, Corporate Controller (Principal Accounting Officer)
Date: June 29, 2020